Exhibit 99.3

Return on Equity and Assets Ratios

	Q1 2024	For the Year-Ended October 2023(1)	For the Year-Ended October 2022	For the Year-Ended October 2021
Return on Assets	0.68%	0.73%	0.84%	0.96%
Return on Equity	13.1%	14.3%	16.4%	18.6%
Return on Equity	55%	52%	45%	39%

(1)	Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023.